January 19, 2007

VIA EDGAR TRANSMISSION

Ms. Linda Sterling
United States Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C. 20549-1004

Re: Trust for Professional Managers (the “Trust”)

Dear Ms. Sterling:

This amendment is being filed in response to your oral comments and suggestions of January 16, 2007 regarding the Trust’s registration statement filed on Form N-14 on December 22, 2006, for the proposed reorganization of the Leader Short-Term Bond Fund (the “Acquired Fund”), a series of Unified Series Trust, into the Leader Short-Term Bond Fund (the “Acquiring Fund”), a series of the Trust.

The purpose of this filing is to respond to your comments and suggestions. For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

•
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

•
The Trust acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments does not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

•
The Trust represents that neither the Trust nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person.

RESPONSES TO ORAL COMMENTS DATED January 16, 2007

Overview: Comparison of Investment Objectives, Strategies, and Risks

1.
With respect to the comparison of the Acquired and Acquiring Funds’ investment strategies, we note that the Acquired Fund may invest up to 100% in high yield bonds, while the Acquiring Fund is limited to investing only 30% in high yield bonds. Please highlight any variations in each Fund’s risks and investment results that may occur as a result of this difference in investment strategies.

The Trust responds by stating supplementally that while the Acquired Fund’s investment strategy allows the Fund to invest up to 100% of its assets in high-yield bonds, in practice the Acquired Fund’s investment advisor has limited the Acquired Fund’s investments in this type of security to 30%. The Trust has added the following disclosure to the first paragraph in this section:

“The investment strategies of the Fund and the Acquiring Fund with respect to high yield bonds differ in that the Fund may invest up to 100% of its assets in lower quality, high yield bonds rated BB to C by Standard & Poor’s Ratings Group, or Ba to C by Moody’s Investors Service, while the Acquiring Fund may invest only up to 30% of its assets in lower quality, high yield bonds rated B or higher by Standard & Poor’s, Moody’s Investor Services or other NRSRO, or if unrated, as determined by the Advisor to be of comparable quality. However, in practice the Advisor has limited the Fund’s investments in high-yield bonds to 30% of its net assets using a strategy that is substantially similar to that described for the Acquiring Fund in this Proxy Statement. As a result of this practice, the Advisor believes that the investment risks and results of investing in the Acquiring Fund will be substantially similar to those related to investing in the Fund.”

2.
Please expand the discussion comparing the Acquired and Acquiring Funds’ risks to highlight any differences in risks that are implied by the statement “the Acquiring Fund is subject to nearly identical risks as investment in the Fund,” specifically addressing any differences in risks that result from each Fund’s investment strategy with respect to high yield bonds.

The Trust responds by referring to the Trust’s response to Comment #1, and by adding the following disclosure to this section:

“The Fund may invest up to 100% of its assets in high yield bonds, while the Acquiring Fund may invest only 30% of its assets in high yield bonds. Under these investment strategies the Fund would have the potential for higher rates of return and would be subject to increased risks related to investments in high yield bonds (as described in “High Yield Bond Risk” below) than the Acquired Fund. However, as noted previously, in practice the Advisor has limited the Fund’s investments in high yield bonds to 30% of the Fund’s assets using a strategy that is substantially similar to that of the Acquiring Fund. Therefore, the Advisor believes that the investment risks and results of investing in the Acquiring Fund would be substantially similar to those of investing in the Fund.”

3.	Please include a summary comparison of the Acquired and Acquiring Funds distribution, purchase and redemption procedures in the “Overview” section of the Proxy Statement.

The Trust responds by adding the following to this section:

“Both the Fund and the Acquiring Fund have adopted a distribution plan in accordance with Rule 12b-1 under the 1940 Act. The Fund may pay a fee of up to 0.25% of its average daily net assets in connection with promotion and distribution of Fund shares and to help defray the cost of servicing Fund shareholders. The Acquring Fund may pay a fee of up to 0.50% of the Acquiring Fund’s average daily net assets annually for the sale and distribution of the Acquiring Fund’s shares and services provided to shareholders in connection with the promotion and distribution of Fund shares. This fee represents a 0.25% 12b-1 distribution fee and a 0.25% shareholder servicing fee. Except for the Acquiring Fund’s 0.25% shareholder servicing fee, there are no material differences between the distribution plan for the Fund and the distribution plan for the Acquiring Fund.

The Fund and the Acquiring Fund have similar purchase procedures, under which shares are offered at the next offering price, which is the NAV per share next computed after the purchase order and funds are received by the applicable fund’s transfer agent or a financial intermediary who has been authorized to accept purchase orders, plus any applicable sales charge. Each of the Fund and the Acquiring Fund offers an automatic investment plan. The minimum initial investment in both the Fund and Acquiring Fund is $2,500 and minimum subsequent investments are $100. Shares of the Fund and the Acquiring Fund are redeemed at a price equal to the NAV next determined after the applicable fund’s transfer agent receives a redemption request in good order. The Acquiring Fund offers a systematic withdrawal program that allows shareholders to have regular monthly payments redeemed from their accounts. Neither the Fund nor the Acquiring Fund is subject to a redemption fee.

Shares of the Fund and the Acquiring Fund are both subject to sales charges. Initial purchases by shareholders who become shareholders of the Acquiring Fund pursuant to the Reorganization will not be subject to an initial sales charge. The actual sales charge imposed varies depending on the amount invested as follows:

Acquired Fund Sales Charge as a percentage of:
	Offering Price	Net Amount Invested	Dealer Re- allowance as a percentage of Public Offering Price
Less than $100,000	3.50%	3.62%	3.00%
$100,000 but less than $250, 000	2.50%	2.56%	2.00%
$250,000 but less than $500,000	1.50%	1.52%	1.00%
$500,000 or more	0.00%	0.00%	0.00%

Acquiring Fund Sales Charge* as a percentage of:
	Offering Price	Net Amount Invested	Dealer Re- allowance as a percentage of Public Offering Price
Less than $100,000	3.50%	3.62%	3.00%
$100,000 but less than $250, 000	1.00%	1.52%	1.00%
$250,000 or more	0.00%	0.00%	0.00%
 *0.50% of the sales charge will be retained by the Leader Capital Corp. broker-dealer, an affiliate of the Advisor.”

Comparison Fee Table and Example

4.
With respect to the Comparison Fee Table, we note that the Other Expenses of the Acquiring Fund are significantly lower than the Other Expenses of the Acquired Fund. Please provide a supplemental explanation of why these expenses are lower for the Acquiring Fund.

The Trust responds by stating supplementally that the Operating Expenses for the Acquiring Fund are lower because they are based on estimates calculated using asset projections for the Acquiring Fund for the fiscal year ended February 28, 2008. Additionally, as a series of the Trust, the Acquiring Fund will be subject to some economies of scale that may result in lower fees included in the Other Expenses calculation.

5.
Please confirm whether the three-year costs for each Fund in the Expense Example have been calculated correctly to reflect the expiration of each Fund’s total operating expense cap on June 30, 2007 (as discussed in the Fees and Expenses Table)

The Trust responds by revising the Expense Example to reflect the expiration of the operating expense cap for each Fund on June 30, 2007, and has revised the Expense Example as follows:

	One Year	Three Years	Five Years	Ten Years
Acquired Fund	$651	$1,409	$2,186	$4,209
Acquiring Fund (Proforma)	$525	$947	—	—

The Proposal: Reasons for the Reorganization

6.
With respect to the statement that the Acquiring Fund’s investment policies and strategies will be substantially similar to those of the Acquiring Fund, please expand this discussion to highlight any differences in investment policies and strategies that may exist.

The Trust responds by referring to the Trust’s response to Comment #1 and by adding the follow disclosure to this section:

“The investment strategies of the Fund and the Acquired Fund with respect to high yield bonds differ in that the Fund may invest up to 100% of its assets in high yield bonds, while the Acquiring Fund may invest only up to 30% of its assets in high yield bonds. However, in practice the Advisor has limited the Fund’s investments in high-yield bonds to 30% of its net assets using a strategy that is substantially similar to that described for the Acquiring Fund in this Proxy Statement. As a result of this practice, the Advisor believes that the investment risks and results of investing in the Acquiring Fund will be substantially similar to those related to investing in the Fund.”

7.
We note that the first paragraph in this section states that the investment policies of each Fund are “substantially similar,” while the first bullet point in this section states that the investment policies and strategies are “similar.” Please review this section and clarify any inconsistencies if appropriate.

The Trust responds by revising the first bullet point to state that the investment objectives, policies and restrictions of the Fund are “substantially similar” to those of the Acquiring Fund.

The Proposal: Federal Income Tax Consequences

8.
With respect to the disclosure that there could be potential limits placed on the Acquired Fund’s capital loss carryforward as a result of the Reorganization, please expand this discussion to explain what the potential limits are, if any.

The Trust responds by stating supplementally that the proposed Reorganization is being treated as an “F” reorganization (a non-event for tax purposes) under the Internal Revenue Code of 1986 (the “Code”). The Code does not impose any additional restrictions on the use of the carryforwards as a result of the “F” reorganization. The Trust has revised the applicable disclosure to read as follows:

“The Fund had a capital loss carry forward as of the most recent fiscal year end. As a result of the Reorganization, there should not be any limits placed on this capital loss carryforward.”

The Proposal: Comparison of Shareholder Rights

9.	With respect to the discussion of Shareholder Liability in this section, please discuss any material differences between the rights of the shareholders of the Acquired Fund and Acquiring Fund, if any.

The Trust responds by stating supplementally that there are no material differences between the rights of the shareholders of the Acquired Fund and Acquiring Fund.

Comparison of Information About the Fund and Acquiring Fund: Investment Strategies

10.	With respect to Comment #1, please make conforming changes, as applicable, to this section of the Proxy Statement.

The Trust responds by referring to the Trust’s response to Comment #1, and by adding the following disclosure to this section:

“However, in practice the Advisor has limited the Fund’s investments in high-yield bonds to 30% of its net assets using a strategy that is substantially similar to that described for the Acquiring Fund in this Proxy Statement. As a result of this practice, the Advisor believes that the investment risks and results of investing in the Acquiring Fund will be substantially similar to those related to investing in the Fund.”

Voting Information: Voting Securities and Principal Holders

11.	Please disclose any Control Persons of the Acquired Fund and Acquiring Fund in this section.

The Trust responds by revising this section of the Proxy Statement to read as follows:

A principal shareholder is any person who owns of record or beneficially owns 5% or more of the outstanding shares of the Fund. A control person is one who owns beneficially or through controlled companies more than 25% of the voting securities of the Fund or acknowledges the existence of control. As of the Record Date, the Fund’s shareholders of record and/or beneficial owners (to the Trust’s knowledge) who who are principal shareholders or control persons are set forth below:

Principal Shareholders
	No. of Shares Owned		Type of
Name and Address		% of Shares	Ownership
Chapman Family Trust	104,805.09	5.11%	Beneficial
23730 SW Stafford Hill Road
West Linn, OR 97068

Control Persons
	No. of Shares Owned		Type of
Name and Address		% of Shares	Ownership
Richard Chapman IRA	524,230.56	25.56%	Record
23730 SW Stafford Hill Road
West Linn, OR 97068

*   *   *   *   *   *

I trust that the above responses adequately address your comments. If you have any additional questions or require further information, please contact me by telephone at (414) 765-5384.

Sincerely,

/s/ Rachel A. Spearo

Rachel A. Spearo
for Trust for Professional Managers

cc:     Carol Gehl, Godfrey & Kahn, S.C.